SIRVA, INC.

700 Oakmont Lane

Westmont, Illinois 60559

(630) 570-3000

May 12, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	SIRVA, Inc.
Withdrawal of Registration Statement on Form S-1 (Registration No. 333-147748)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, SIRVA, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 that was initially filed with the Commission on November 30, 2007 (Registration No. 333-147748), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above.  The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.

The Registrant confirms that the Registration Statement has not been declared effective and that no securities have previously been sold in connection with the proposed offering.  Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

We appreciate your assistance and should you need any additional information, please feel free to contact Eryk J. Spytek at (630) 570-3000.

Respectfully submitted,

SIRVA, Inc.

By:	/s/ Eryk J. Spytek
	Name:	Eryk J. Spytek
	Title:	Senior Vice President, General Counsel & Secretary